COAST DENTAL SERVICES, INC.
EXHIBIT 11.1
COMPUTATION OF PER SHARE EARNINGS (LOSS)

	Years Ended December 31,

	1999	2000	2001

Net income (loss)	$656,325	$(1,263,940)	$(9,366,661)

Shares:
Basic weighted average number of shares outstanding	2,302,054	2,097,611	2,091,223
Additional shares issuable under stock options for diluted earnings per share	—	—	—

Diluted weighted average number of shares outstanding	2,302,054	2,097,611	2,091,223

Basic earnings (loss) per share:
Net income (loss)	$0.29	$(0.60)	$(4.48)

Diluted earnings (loss) per share:
Net income (loss)	$0.29	$(0.60)	$(4.48)